Exhibit 8

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

Matrix IT Ltd.	Israel

Magic Software Enterprises Ltd.	Israel

Sapiens International Corporation N.V.*	Curaçao

*While this entity was not a subsidiary of the registrant as of December 31, 2011, the registrant subsequently regained a majority interest in this entity on January 27, 2012 and it is a subsidiary of the registrant as of the filing of this annual report on Form 20-F.